# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lee Enterprises, Incorporated, CIK 0000058361
CUSIP: 523768406
Title of class of securities: Common Stock - $.01 Par Value Per Share
Address of issuer's principal executive offices: 4600 E. 53rd Street, Davenport, Iowa (IA), 52807
Date of event which requires filing of this statement: 02/05/2026
Filed by CIK 0002041508
Persons authorized to receive notices and communications: John McCarron, 568 Lincoln Ave., Winnetka, Illinois (IL), 60093, 586-219-5266

## Reporting persons
- Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001 (CIK 0002041508): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 618,900; sole dispositive power 0; shared dispositive power 618,900; aggregate amount beneficially owned 11,528,340 (51.82% of the class)
  Comment: Revocable Trust
- Jerrilyn M. Hoffmann (CIK 0002041669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 618,900; sole dispositive power 0; shared dispositive power 618,900; aggregate amount beneficially owned 11,528,340 (51.82% of the class)
  Comment: Ms. Hoffmann is the sole trustee of the Trust and the spouse of Mr. Hoffmann.
- David Hoffmann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 10,909,440; shared voting power 618,900; sole dispositive power 10,909,440; shared dispositive power 618,900; aggregate amount beneficially owned 11,528,340 (51.82% of the class)
  Comment: Mr. Hoffmann is the owner of 10,909,440 shares individually. Mr. Hoffmann is the spouse of Ms. Hoffmann, the Trust's sole trustee.
  
  This Amendment No. 9 relates to the shares of common stock, $.01 par value, of Lee Enterprises, Incorporated, a Delaware corporation (the "Issuer" or the "Company") and amends the initial statement on Schedule 13D filed by the Reporting Persons on Schedule 13D on October 17, 2024, as amended by Amendment No. 1 filed on October 25, 2024, Amendment No. 2 filed on October 31, 2024, Amendment No. 3 filed on November 14, 2024, Amendment No. 4 filed on December 16, 2024, Amendment No. 5 filed on March 31, 2025, Amendment No. 6 filed on July 21, 2025, Amendment No. 7 filed on October 15, 2025, and Amendment No. 8 filed on January 2, 2026 (collectively, the "Amended Statement"). Capitalized terms used but not defined herein have the meanings assigned to them in the Amended Statement and unless amended and restated hereby, all information in the Amended Statement remains in effect.

## Item 1. Security and Issuer
Title of class of securities: Common Stock - $.01 Par Value Per Share
Name of issuer: Lee Enterprises, Incorporated
Address of issuer's principal executive offices: 4600 E. 53rd Street, Davenport, Iowa (IA), 52807

## Item 2. Identity and Background
Name of person filing:
The Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001(the "Trust");

Jerrilyn M. Hoffmann ("Ms. Hoffmann")

David Hoffmann ("Mr. Hoffmann")

The Trust, Ms. Hoffmann, and Mr. Hoffmann are referred to collectively as the "Reporting Persons." Ms. Hoffmann is the sole trustee of the Trust. Mr. Hoffmann and Ms. Hoffmann are a married couple.
Residence or business address: The business address of each Reporting Person is 568 Lincoln Ave., Winnetka, IL 60093.
Present principal occupation or employment: The Trust is an estate planning vehicle that makes and holds investments. Ms. Hoffmann is principally engaged as a private investor. Mr. Hoffmann is the founder and chairman of the Hoffmann Family of Companies.
Criminal convictions in the last five years: None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding no Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Trust is formed under the laws of Florida. Ms. Hoffmann is a citizen of the United States of America. Mr. Hoffmann is a citizen of the United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used an aggregate of approximately $44,483,026 to purchase the shares of Common Stock reported as beneficially owned in Item 5.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are filing this Amendment No. 9 to provide an update as to its intentions with respect to the Company. Item 4 of the Amended Statement is hereby amended and restated in its entirety as follows:

Stock Purchase Agreement

On December 30, 2025, the Company entered into a stock purchase agreement (the "Purchase Agreement") with David Hoffmann (the "Anchor Investor") and certain additional investors (the "Additional Investors" and, together with the Anchor Investor, the "Investors"), pursuant to which the Company agreed to issue and sell to the Investors in a private placement (the "Private Placement") an aggregate of 15,384,615 shares (the "Shares") of the Company's common stock, par value $0.01 per share (the "Common Stock"), at a purchase price of $3.25 per Share.

Pursuant to the terms of the Purchase Agreement, the Company held a special meeting of its stockholders on February 2, 2026 (the "Special Meeting") to obtain approval of (i) the proposed issuance of the Shares in the Private Placement for purposes of Nasdaq Listing Rules 5635(b) and 5635(d), and (ii) a proposal to amend the Company's amended and restated certificate of incorporation (the "Charter Amendment") to increase the number of shares of Common Stock authorized for issuance from 12,000,000 to 40,000,000 shares (such proposals, the "Transaction Proposals"). The Transaction Proposals were approved by the stockholders at the Special Meeting.

On February 5, 2026, the Company closed (the "Closing") the Private Placement and, pursuant to the terms of the Purchase Agreement sold an aggregate of 15,384,615 Shares at a purchase price of $3.25 per Share to the Investors, including 10,909,440 to the Anchor Investor. In connection with the Closing, pursuant to the terms of the Purchase Agreement, the Company issued an additional 615,384 Shares to the Anchor Investor's advisor as reimbursement of certain of the Anchor Investor's expenses at a price of $3.25 per Share.

As a result of the Private Placement, the Anchor Investor and the other Reporting Persons hold an aggregate 11,528,340 Shares, approximately 51.82% of the Company's outstanding Common Stock as of the date of the Closing.

Pursuant to the terms of the Purchase Agreement, the Investors agreed to a lock-up with respect to the Shares for a period of 180 days and standstill period of twelve months, subject to certain exceptions. With respect to the standstill, certain Investors, including the Anchor Investor, are each able to purchase up to 600,000 shares of Common Stock during the standstill period.

Pursuant to the terms of the Purchase Agreement, upon the Closing, the Anchor Investor was appointed as a member and as the Chairman of the Company's Board of Directors (the "Board"). The size of the Board is expected to be increased from nine to ten members, with one individual who is mutually agreeable to the Anchor Investor and the Company expected to be designated for nomination or otherwise appointed to serve on the Board.

The Private Placement is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and in reliance on similar exemptions under applicable state laws. The Company is relying on this exemption from registration based in part on representations made by the Investors. At the time of issuance, the Shares were not registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the "SEC") or an applicable exemption from the registration requirements.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is incorporated herein by reference to Exhibit 99.1 to the Schedule 13D/A filed by the Reporting Persons on January 2, 2026.

Registration Rights Agreement

Pursuant to the terms of the Purchase Agreement, at the Closing, the Company and the Investors entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Company agreed to provide certain customary registration rights, including the registration of the Shares for resale. The Company is required to use commercially reasonable efforts to file a registration statement with the SEC covering the resale by the Investors of their Shares within 60 days following the Closing.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is incorporated by reference to Exhibit 99.2 to the Schedule 13D/A filed by the Reporting Persons on January 2, 2026.

The Reporting Persons intend to review their investmnt in the Issuer on a continuing basis. Depending on various factors, the Issuer's finanical position, results and strategic, actions taken by the Issuer's management and Board, price levels of the Issuer's Common Stock, and other investment opportunities available to the Reorting Person, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as the deem appropriate, including, without limitation, acquiring additional Common Stock and/or other equire or other securities of the Issuer or disposing of some or all of the securities beneficially owned by them in the public market or privately negotiated transactions (to the extent permissible under th terms of the Purchase Agreement) and/or otherwise changing their intention with respect to any and all matters refered to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amended Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on February 5, 2026, the Reporting Persons beneficially owned an aggregate 11,528,340 shares of Common Stock, representing approximately 51.82% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 6,243,660 shares of Common Stock outstanding as of January 2, 2026, as reported in the Issuer's Proxy Statement on Schedule 14A filed with the SEC on January 20, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: 11,528,340
Transactions in the class effected during the past sixty days: The response of the Reporting Person to Item 4 above is incorporated by reference in response to this Item 5(c) with respect to all transactions in the Common Stock which were effected by each of the Reporting Persons since the filing on the Schedule 13D/A, Amendment No. 8.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Jerrilyn M. Hoffmann Revocable Trust dated May 30, 2001: /s/ Jerrilyn M. Hoffmann, Jerrilyn M. Hoffmann, Trustee (02/06/2026)
- Jerrilyn M. Hoffmann: /s/ Jerrilyn M. Hoffmann, Jerrilyn M. Hoffmann (02/06/2026)
- David Hoffmann: /s/ David Hoffmann, David Hoffmann (02/06/2026)